

Annual Report 2023

North European Oil Royalty Trust

ATTENTION:

PLEASE RETAIN

CRITICAL TAX INFORMATION ENCLOSED

The Annual Meeting of North European Oil Royalty Trust will be held on Wednesday, February 21, 2024 beginning at 11:00 a.m. EST via Zoom link as further detailed in the box immediately below. This will facilitate the participation of any interested unit owners. All unit owners are welcome to attend.

Unit owners are urged to vote by proxy in the manner provided in the proxy card.

Unit owners are urged to participate in the annual meeting and ask questions during the question period by using the following Zoom link, https://us02web.zoom.us/j/86407642473. At the start of the presentation, you will be muted. At the start of the question period if you wish to pose a question, please click on the "Participants" button at the bottom of the Zoom screen. A window will open to the right. Click on the "…" at the bottom of the window and click "Raise Hand." You will then be called on to unmute yourself and pose your question.

Table of Contents

IMPORTANT TAX INFORMATION

**For your convenience, the information necessary to prepare
your 2023 tax return is included in the removable
"2023 Tax Letter" on Pages 18 through 21.
Please note that there will be no separate mailing of the tax letter.
The 2023 Tax Letter is also available at the Trust's website, www.neort.com.**

Report to Unit Owners:

FOURTH QUARTER 2023

Net income for the Trust for the fourth quarter of fiscal 2023 was $0, a decrease of 100% from net income of $6,884,050 for the fourth quarter of fiscal 2022. The Trust receives nearly all of its royalties under two royalty agreements. The Mobil Agreement is the 4% royalty rate agreement covering gas sales from the western half of a concession in the Federal Republic of Germany (the "Oldenburg concession"). The OEG Agreement is the 0.6667% royalty rate agreement covering gas sales from the entire Oldenburg concession. The absence of royalty income payments during the fourth quarter of fiscal 2023 resulted from the combination of royalty overpayments incurred in the prior quarter, a continuing decline in gas prices, and a decline in gas sales due to the temporary shutdown at Grossenkneten. These factors led to a further overpayment of a Euro amount equivalent to $733,028 that had not been offset as of the end of the fourth quarter. Additionally, the negative adjustment for calendar 2022 in a Euro amount equivalent to $241,662 had not been offset as of the end of the fourth quarter as well. This overpayment and negative adjustment will reduce royalty income payments in the first quarter of fiscal 2024. The relevant details for the fourth quarters of fiscal 2023 and 2022 for gas sales under the Mobil and OEG Agreements are shown in the table below.

Quarterly Gas Data Providing Basis for Fiscal Quarter Royalties			
	3rd Calendar Quarter Ended 9/30/2023	3rd Calendar Quarter Ended 9/30/2022	Percentage Change
Mobil Agreement:			
Gas Sales (Bcf[1])	2.512	3.499	- 28.21%
Gas Prices[2] (€cents/kWh[3])	3.2970	8.3302	- 60.42%
Average Exchange Rate[4]	0.0	0.9864	-100.00%
Gas Royalties	$0	$3,287,124	-100.00%
OEG Agreement:			
Gas Sales (Bcf)	9.318	12.951	- 28.05%
Gas Prices (€cents/kWh)	3.3623	8.4951	- 60.42%
Average Exchange Rate	0.0	0.9868	-100.00%
Gas Royalties	$0	$1,904,864	-100.00%

[1]Billion cubic feet   [2]Gas prices derived from May-July period   [3]Euro cents per Kilowatt hour
[4]Based on average Euro/dollar exchange rates of cumulative royalty transfers

FISCAL 2023 REPORT

For fiscal 2023, the Trust's total royalty income increased 23.7% to $22,016,103 from $17,800,119 in fiscal 2022. The increase in royalty income occurred primarily during the first six months of fiscal 2023 due to the combination of extremely high gas prices and the provisions of the royalty agreements that caused the second quarter royalty payments to match first quarter royalty income paid. Following their peak in the first quarter, gas prices declined steadily through the remainder of the year resulting in a series of overpayments that could not be completely offset by the end of fiscal 2023. As in prior years, the Trust receives information concerning adjustments from the operating companies based on their final calculations of royalties payable during the previous periods as well as other required adjustments. These adjustments decreased royalty income by a Euro amount equivalent to $241,662 in fiscal 2023 and increased royalty income by $1,550,020 in fiscal 2022. During fiscal 2023 and 2022, Mobil sulfur royalties totaled $34,586 and $316,527, respectively. The total distribution for fiscal 2023 was $2.26 per unit compared to $1.83 per unit for fiscal 2022.

The Trust's German consultant periodically contacts the representatives of the operating companies to inquire about their planned and proposed drilling and geophysical work and other general matters. The following represents a summary of the most recent information the Trust's German consultant received from representatives of EMPG in December 2023. The Trust is not able to confirm the accuracy of any of the information supplied by the operating companies. In addition, the operating companies are not required to take any of the actions outlined and, if they change their plans with respect to any such actions, they are not obligated to inform the Trust.

> The Trust's German consultant has advised the Trust that EMPG has not planned any new wells for calendar 2024 and no major work has been initiated on the exploration side. Maintenance work, including well cleanup jobs and foam jobs to de-water weak wells, will be continuing to ensure the wells are operating at maximum efficiency and production levels.

Based on the limited information available, Graves & Co. Consulting LLC, the Trust's petroleum consultant ("Graves & Co."), has prepared and submitted their report on the cost depletion percentage applicable to Trust unit owners for calendar 2023. The 2023 cost depletion percentage of 8.8130% and related tax information is contained in the removable "2023 Tax Letter" on Pages 18 through 21 of this report. The calculation of the cost depletion percentage is based on Graves & Co.'s estimate of remaining net proved producing reserves as of October 1, 2023. (The complete text of the report is available in the Trust's 2023 Report on Form 10-K as exhibit 99.1.) The report indicates that net Trust gas reserves decreased 26.0% to 7.828 Bcf from 10.582 Bcf on net sales for 2023 of 0.759 Bcf and a negative reserve adjustment of 1.995 Bcf.

Respectfully submitted,

John R. Van Kirk
Managing Director

December 29, 2023

Description of Trust Assets

The properties of the Trust, which the Trust and Trustees hold pursuant to the Trust Agreement on behalf of the unit owners, are overriding royalty rights on sales of gas, sulfur, and oil under the Oldenburg concession. The Oldenburg concession covers approximately 1,386,000 acres, is located in the German federal state of Lower Saxony, and is the area from which natural gas, sulfur, and oil are extracted. The Oldenburg concession currently provides nearly 100% of all the royalties received by the Trust. The Oldenburg concession is held by Mobil Erdgas-Erdol GmbH ("Mobil Erdgas"), a German operating subsidiary of ExxonMobil, and by Oldenburgische Erdolgesellschaft ("OEG"). BEB Erdgas und Erdol GmbH ("BEB"), a joint venture in which ExxonMobil and the Royal Dutch/Shell Group each own 50%, administers the concession held by OEG. In 2002, Mobil Erdgas and BEB formed EMPG to carry out all exploration, drilling, and production activities. All sales activities upon which the calculation of royalties is based are still handled by either Mobil Erdgas or BEB (the "operating companies").

Under the Mobil Agreement covering the western part of the Oldenburg concession (approximately 662,000 acres), the Trust receives a royalty payment of 4% on gross receipts from sales by Mobil Erdgas of gas well gas, oil well gas, crude oil, and condensate. Under the Mobil Agreement there is no deduction of costs prior to the calculation of royalties from gas well gas and oil well gas. Historically, the Trust has received significantly greater royalty payments under the Mobil Agreement (as compared to the OEG Agreement described below) due to the higher royalty rate specified by that agreement.

The Trust is also entitled under an agreement with Mobil Erdgas to receive a 2% royalty on gross receipts of sales of sulfur obtained as a by-product of sour gas produced from the western part of Oldenburg (the "Mobil Sulfur Agreement"). The payment of the sulfur royalty is conditioned upon sales of sulfur by Mobil Erdgas at a selling price above an agreed-upon base price adjusted annually by an inflation index. When the average quarterly selling price falls below the indexed base price, no sulfur royalties are paid. Sulfur royalties paid under the Mobil Agreement totaled $34,586 and $316,527 during fiscal 2023 and 2022, respectively.

Under the OEG Agreement covering the entire Oldenburg concession, the Trust receives royalties at the rate of 0.6667% on gross receipts from sales by BEB of gas well gas, oil well gas, crude oil, condensate, and sulfur less a certain allowed deduction of costs. Under the OEG Agreement, 50% of the field handling and treatment costs as reported for state royalty purposes are deducted from the gross sales receipts prior to the calculation of the royalty to be paid to the Trust.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Executive Summary

The Trust is a passive fixed investment trust which holds overriding royalty rights, receives income under those rights from certain operating companies, pays its expenses, and distributes the remaining net funds to its unit owners. As mandated by the Trust Agreement, distributions of income are made on a quarterly basis. These distributions, as determined by the Trustees, constitute substantially all of the funds on hand after provision is made for Trust expenses then anticipated.

The Trust does not engage in any business or extractive operations of any kind in the areas over which it holds royalty rights and is precluded from engaging in such activities by the Trust Agreement.

There are no requirements, therefore, for capital resources with which to make capital expenditures or investments in order to continue the receipt of royalty revenues by the Trust.

The operating companies pay royalties to the Trust based on their sales of natural gas, sulfur, and oil. Of these three products, natural gas provided approximately 100% of the total royalties in fiscal 2023. The amount of royalties paid to the Trust is primarily based on four factors: the amount of gas sold, the area from which the gas is produced, the price of that gas, and the exchange rate. For purposes of the royalty calculation, the determination of the gas price is explained in detail in the following two paragraphs.

On August 26, 2016, the Mobil and OEG Agreements were amended to establish a new base to determine gas prices for the calculation of the Trust's royalties. This new base is set as the state assessment base for natural gas used by the operating companies in their calculation of royalties payable to the State of Lower Saxony. This change reflects a shift to the prices calculated for the German Border Import gas Price ("GBIP"). The average combined totals of the GBIP for the relevant three-month period are used to provide an average gas price for the quarter. This average gas price is increased by 1% and 3% per the terms of the Mobil and OEG Royalty Agreements and is used by the operators to calculate the royalties payable to the Trust for a given quarter.

The change to the GBIP has reduced the scope and cost of the accounting examination, eliminated ongoing disputes with OEG and Mobil regarding sales to related parties, and reduced prior year adjustments to the normally scheduled year-end reconciliation. The pricing basis has also eliminated certain costs that were previously deductible prior to the royalty calculation under the OEG Agreement.

There are two types of natural gas found within the Oldenburg concession, sweet gas and sour gas. Sweet gas has little or no contaminants and needs very minor treatment before it can be sold. Sour gas, in comparison, must be processed at the Grossenkneten desulfurization plant which commenced operations in 1972. The desulfurization process removes hydrogen sulfide and other contaminants before the clean gas can be sold. The hydrogen sulfide in gaseous form is converted to sulfur in a solid form and sold separately.

EMPG decommissioned one of the remaining two sulfur processing units ("trains"). The decommissioning was conducted during May-July 2023. For a period of twenty-four days beginning on June 25, 2023, there was no through-put at the plant while the shutdown of one train and the refurbishment and maintenance of the remaining train were completed. The cost of this work was approximately 50 million Euros. The plant is subject to an ongoing schedule of inspections which may result in shutdowns while required repairs are conducted. Full operation of the remaining train is approximately 200 million cubic feet ("MMcf") per day following the shutdown. It is expected that the single train will be sufficient to handle sour gas production through-put from the concession. It is also expected that operating expenses in the future may be reduced by this measure. Since sour gas accounts for 71% of overall gas sales and 97% of western gas sales, any future shutdown of the remaining train could significantly impact royalty income. The Trust has insufficient data to predict whether, when, and to what extent any future shutdown may occur.

The Trust has no means of ensuring continued income from overriding royalty rights at their present level or otherwise. The assets of the Trust are depleting assets and, if the operators developing the concession do not perform additional development projects, the assets may deplete faster than expected. Eventually, the assets of the Trust will cease to produce in commercial quantities and the Trust will cease to receive proceeds from such assets.

Results: Fiscal 2023 versus Fiscal 2022

Russia's current war against Ukraine derailed the European energy system, with Germany hit particularly hard. With Russian gas making up such a large portion of Germany's energy needs, Germany took steps to rebuild its reserves for the following winter and ensure a steady source of future supply. As a result of the increase in demand for alternative sources of gas, in August 2022 the GBIP spiked 645% year over year. These high gas prices resulted in the destruction of some industrial demand and a general reduction in consumer demand. However, the increase in gas prices was short lived and following a warm winter with further reduced demand, the GBIP continued to decline through the end of the year.

Beginning at the end of the second quarter of fiscal 2023, large negative adjustments dictated by the pricing system in the Trust's royalty agreements were accrued and subsequently applied against royalty income in the following quarter. The ongoing price decline in conjunction with the accrued negative adjustments was repeated in the third and fourth quarters of fiscal 2023. The decline in royalty income resulted in a $.21 distribution in the third quarter and no distribution in the final quarter.

For fiscal 2023, the Trust's gross royalty income increased 23.7% to $22,016,103 from $17,800,119 in fiscal 2022. The total distribution for fiscal 2023 was $2.26 per unit compared to $1.83 per unit for fiscal 2022. Gas prices under both royalty agreements were higher while gas sales and average exchange rates were down. The royalty income received under the Mobil Agreement in fiscal 2023 increased by $2,664,909 as compared to fiscal 2022. Royalty income received under the OEG Agreement in fiscal 2023 increased by $1,549,381 as compared to fiscal 2022.

The Trust receives adjustments from the operating companies based on their final calculations of royalties payable during the previous periods. During fiscal 2023, the adjustments based on royalties payable for 2022 decreased royalty income by €228,631. During fiscal 2022, the adjustments based on royalties payable for 2021 increased royalty income by $1,550,020. In fiscal 2023 and 2022, Mobil sulfur royalties totaled $34,586 and $316,527, respectively.

Gas sales under the Mobil Agreement decreased 16.4% to 12.439 Bcf in fiscal 2023 from 14.874 Bcf in fiscal 2022. Given the lack of drilling by the operating companies during 2023 and the renovation work on Grossenkneten, the Trust's consultant in Germany believes the decline in gas production is due to the combination of the temporary shutdown of processing at Grossenkneten and the normal reduction in well pressure that is experienced over time.

Quarterly and Yearly Gas Sales under the Mobil Agreement in Billion cubic feet

Fiscal Quarter	2023 Gas Sales	2022 Gas Sales	Percentage Change
First	3.519	4.105	-14.28%
Second	3.451	3.605	- 4.27%
Third	2.957	3.665	-19.32%
Fourth	2.512	3.499	- 28.21%
Fiscal Year Total	12.439	14.874	- 16.37%

Average prices for gas sold under the Mobil Agreement increased 49.5% to 8.3231 €cents/kWh in fiscal 2023 from 5.5665 €cents/kWh in fiscal 2022.

Average Gas Prices under the Mobil Agreement in €cents per Kilowatt Hour

Fiscal Quarter	2023 Average Gas Prices	2022 Average Gas Prices	Percentage Change
First	14.1664	3.0604	+362.89%
Second	9.1043	5.1442	+ 76.98%
Third	4.7294	6.1535	- 23.14%
Fourth	3.2970	8.3302	- 60.42%
Fiscal Year Average	8.3231	5.5665	+ 49.52%

Converting gas prices into more familiar terms, using the average exchange rate, yielded a price of $23.54 per thousand cubic feet ("Mcf"), an increase of 42.1% from fiscal 2022's average price of $16.56/Mcf. For fiscal 2023, royalties paid under the Mobil Agreement were converted and transferred at an average Euro/U.S. dollar exchange rate of 0.9900, a decrease of 4.9% from the average Euro/U.S. dollar exchange rate of 1.0405 for fiscal 2022.

Average Euro Exchange Rate under the Mobil Agreement

Fiscal Quarter	2023 Average Euro Exchange Rate	2022 Average Euro Exchange Rate	Percentage Change
First	1.0706	1.1256	- 4.89%
Second	1.0698	1.0883	- 1.70%
Third	1.1099	1.0236	+ 8.43%
Fourth	0.0000	0.9864	-100.00%
Fiscal Year Average	0.9900	1.0405	- 4.85%

Excluding the effects of differences in prices and average exchange rates, the combination of royalty rates on gas sold from western Oldenburg results in an effective royalty rate approximately seven times higher than the royalty rate on gas sold from eastern Oldenburg. This is of particular significance to the Trust since gas sold from western Oldenburg provides the bulk of royalties paid to the Trust. For fiscal 2023, the volume of gas sold from western Oldenburg accounted for only 27.7% of the volume of all gas sales. However, western Oldenburg gas royalties provided approximately 73.6% or $16,192,614 out of a total of $22,016,103 in overall Oldenburg gas royalties.

Gas sales under the OEG Agreement decreased 15.8% to 44.944 Bcf in fiscal 2023 from 53.385 Bcf in fiscal 2022. Given the lack of drilling by the operating companies during 2023 and the maintenance work on Grossenkneten, the Trust's consultant in Germany believes the decline in gas production is due to the combination of the temporary shutdown of processing at Grossenkneten and the normal reduction in well pressure that is experienced over time.

Quarterly and Yearly Gas Sales under the OEG Agreement in Billion cubic feet

Fiscal Quarter	2023 Gas Sales	2022 Gas Sales	Percentage Change
First	12.881	13.970	- 7.80%
Second	12.242	13.123	- 6.71%
Third	10.503	13.341	- 21.27%
Fourth	9.318	12.951	- 28.05%
Fiscal Year Total	44.944	53.385	- 15.81%

Average gas prices for gas sold under the OEG Agreement increased 48.2% to 8.4965 €cents/kWh in fiscal 2023 from 5.7342 €cents/kWh in fiscal 2022.

Average Gas Prices under the OEG Agreement in €cents per Kilowatt Hour

Fiscal Quarter	2023 Average Gas Prices	2022 Average Gas Prices	Percentage Change
First	14.4469	3.1210	+362.89%
Second	9.2846	5.2460	+ 76.98%
Third	4.8230	6.2753	- 23.14%
Fourth	3.3623	8.4951	- 60.42%
Fiscal Year Average	8.4965	5.7342	+ 48.17%

Converting gas prices into more familiar terms, using the average exchange rate, yielded a price of $23.85/Mcf, an increase of 43.7% from fiscal 2022's average price of $16.60/Mcf. For fiscal 2023, royalties paid under the OEG Agreement were converted and transferred at an average Euro/U.S. dollar exchange rate of 1.0069, a decrease of 3.0% from the average Euro/U.S. dollar exchange rate of 1.0375 for fiscal 2022.

Average Euro Exchange Rate under the OEG Agreement

Fiscal Quarter	2023 Average Euro Exchange Rate	2022 Average Euro Exchange Rate	Percentage Change
First	1.0700	1.1255	- 4.93%
Second	1.0698	1.0867	- 1.56%
Third	1.1170	1.0236	+ 9.12%
Fourth	0.0000	0.9868	- 100.00%
Fiscal Year Average	1.0069	1.0375	- 2.95%

Interest income for fiscal 2023 of $125,003 increased from interest income of $2,244 for fiscal 2022 due to the higher amount of royalties received and higher interest rates. Trust expenses increased $253,674, or 35.5%, to $967,591 in fiscal 2023 from $713,917 in fiscal 2022 due to higher Trustees' fees as specified in the provisions of the Trust Agreement and higher legal expenses.

Critical Accounting Estimates

The financial statements, appearing subsequently in this Report, present financial statement balances and financial results on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the U.S. ("GAAP basis"). Cash basis accounting is an accepted accounting method for royalty trusts such as the Trust. GAAP basis financial statements disclose income as earned and expenses as incurred, without regard to receipts or payments. The use of GAAP would require the Trust to accrue for expected royalty payments. This is exceedingly difficult since the Trust has very limited information on such payments until they are received and cannot accurately project such amounts. The Trust's cash basis financial statements disclose revenue when cash is received and expenses when cash is paid. The one modification of the cash basis of accounting is that the Trust accrues for distributions to be paid to unit owners (those distributions approved by the Trustees for the Trust). The Trust's distributable income represents royalty income received by the Trust during the period plus interest income less any expenses incurred by the Trust, all on a cash basis. In the opinion of the Trustees, the use of the modified cash basis provides a more meaningful presentation to unit owners of the results of operations of the Trust and presents to the unit owners a more accurate calculation of royalty income, expenses, and interest income for tax reporting purposes.

_____

This Annual Report may contain forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking. Such statements address future expectations and events or conditions concerning the Trust. You can identify many forward-looking statements by words such as "may," "will," "would," "should," "could," "expects," "aim," "anticipates," "believes," "estimates," "intends," "plan," "predict," "project," "seek," "potential," "opportunities" and other similar expressions and the negatives of such expressions. However, not all forward-looking statements contain these words. Many of these statements are based on information provided to the Trust by the operating companies or by consultants using public information sources. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in any forward-looking statements. These include:

- the fact that the assets of the Trust are depleting assets and, if the operators developing the concession do not perform additional development projects, the assets may deplete faster than expected;
- risks and uncertainties concerning levels of gas production and gas sale prices, general economic conditions, and currency exchange rates;
- the ability or willingness of the operating companies to perform under their contractual obligations with the Trust;
- potential disputes with the operating companies and the resolution thereof; and
- political and economic uncertainty arising from Russia's invasion of Ukraine.

All such factors are difficult to predict, contain uncertainties that may materially affect actual results, and are generally beyond the control of the Trust. New factors emerge from time to time and it is not possible for the Trust to predict all such factors or to assess the impact of each such factor on the Trust. Any forward-looking statement speaks only as of the date on which such statement is made, and the Trust does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and the Unit Owners of
North European Oil Royalty Trust

Opinion on the Financial Statements

We have audited the accompanying statements of assets, liabilities, and trust corpus of North European Oil Royalty Trust (the "Trust") as of October 31, 2023 and 2022, and the related statements of revenue collected and expenses paid, undistributed earnings, and changes in cash and cash equivalents for each of the two years in the period ended October 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the assets, liabilities and trust corpus of the Trust as of October 31, 2023 and 2022, and its revenue collected and expenses paid, undistributed earnings and changes in its cash and cash equivalents for each of the two years in the period ended October 31, 2023, in conformity with the modified cash basis of accounting described in Note 1.

Basis for Opinion

These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on the Trust's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Basis of Accounting

As described in Note 1, these financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Mazars USA LLP

We have served as the Trust's auditor since 2006.
Iselin, NJ
December 29, 2023

NORTH EUROPEAN OIL ROYALTY TRUST
STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS (NOTE 1)
OCTOBER 31, 2023 AND 2022

ASSETS	2023	2022
Current assets - - Cash and cash equivalents	$795,201	$7,193,457
Producing gas and oil royalty rights, net of amortization (Notes 1 and 2)	1	1
Total Assets	$795,202	$7,193,458

LIABILITIES AND TRUST CORPUS	2023	2022
Current liabilities - - Distributions to be paid to unit owners	$0	$6,801,037
Trust corpus (Notes 1 and 2)	1	1
Undistributed earnings	795,201	392,420
Total Liabilities and Trust Corpus	$795,202	$7,193,458

NORTH EUROPEAN OIL ROYALTY TRUST
STATEMENTS OF REVENUE COLLECTED AND EXPENSES PAID (NOTE 1)
FOR THE FISCAL YEARS ENDED OCTOBER 31, 2023 AND 2022

	2023	2022
Gas, sulfur, and oil royalties received	$22,016,103	$17,800,119
Interest income	125,003	2,244
Trust Income	$22,141,106	$17,802,363
Operating expenses	($957,067)	($695,071)
Related party expenses (Note 3)	(10,524)	(18,846)
Trust Expenses	($967,591)	($713,917)
Net Income	$21,173,515	$17,088,446
Net income per unit	$2.30	$1.86
Distributions per unit paid or to be paid to unit owners	$2.26	$1.83

The accompanying notes are an integral part of these financial statements.

NORTH EUROPEAN OIL ROYALTY TRUST
STATEMENTS OF UNDISTRIBUTED EARNINGS (NOTE 1)
FOR THE FISCAL YEARS ENDED OCTOBER 31, 2023 AND 2022

	2023	2022
Balance, beginning of year	$392,420	$122,754
Net income	21,173,515	17,088,446
	$21,565,935	$17,211,200
Less:		
Current year distributions paid or		
to be paid to unit owners	20,770,734	16,818,780
Balance, end of year	$795,201	$392,420

NORTH EUROPEAN OIL ROYALTY TRUST
STATEMENTS OF CHANGES IN CASH AND CASH EQUIVALENTS (NOTE 1)
FOR THE FISCAL YEARS ENDED OCTOBER 31, 2023 AND 2022

	2023	2022
Sources of Cash and Cash Equivalents:		
Gas, sulfur, and oil royalties received	$22,016,103	$17,800,119
Interest income	125,003	2,244
	$22,141,106	$17,802,363
Uses of Cash and Cash Equivalents:		
Payment of Trust expenses	$967,591	$713,917
Distributions paid	27,571,771	11,304,426
	$28,539,362	$12,018,343
Net increase (decrease) in cash and cash equivalents during the	(6,398,256)	5,784,020
Cash and cash equivalents, beginning of year	7,193,457	1,409,437
Cash and cash equivalents, end of year	$795,201	$7,193,457

The accompanying notes are an integral part of these financial statements.

(1) Summary of significant accounting policies:

Basis of accounting -

The accompanying financial statements of North European Oil Royalty Trust (the "Trust") are prepared in accordance with the rules and regulations of the SEC. Financial statement balances and financial results are presented on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States ("GAAP basis"). In the opinion of management, all adjustments that are considered necessary for a fair presentation of these financial statements, including adjustments of a normal, recurring nature, have been included.

On a modified cash basis, revenue is earned when cash is received and expenses are incurred when cash is paid. GAAP basis financial statements disclose revenue as earned and expenses as incurred, without regard to receipts or payments. The modified cash basis of accounting is utilized to permit the accrual for distributions to be paid to unit owners (those distributions approved by the Trustees for the Trust). The Trust's distributable income represents royalty income received by the Trust during the period plus interest income less any expenses incurred by the Trust, all on a cash basis. In the opinion of the Trustees, the use of the modified cash basis of accounting provides a more meaningful presentation to unit owners of the results of operations of the Trust.

The Trust receives adjustments from the operating companies based on their final calculations of royalties payable during the prior periods, including the immediately preceding calendar quarter. Negative adjustments are carried over to the succeeding quarter.

Producing gas and oil royalty rights -

The rights to certain gas and oil royalties in Germany were transferred to the Trust at their net book value by North European Oil Company (the "Company") (see Note 2). The net book value of the royalty rights has been reduced to one dollar ($1) since the remaining net book value of royalty rights is *de minimis* relative to annual royalties received and distributed by the Trust and does not bear any meaningful relationship to the fair value of such rights or the actual amount of proved producing reserves.

Federal and state income taxes -

The Trust, as a grantor trust and also under a private letter ruling issued by the Internal Revenue Service, is exempt from federal income taxes. The Trust has no state income tax obligations.

Cash and cash equivalents -

Cash and cash equivalents are defined as amounts deposited in bank accounts and amounts invested in certificates of deposit and U. S. Treasury bills with original maturities generally of three months or less from the date of purchase. The investment options available to the Trust are limited in accordance with specific provisions of the Trust Agreement. As of October 31, 2023, the uninsured amounts held in the Trust's U.S. bank accounts were $538,163. In addition, the Trust held €6,659, the equivalent of $7,038, in its German bank account at October 31, 2023.

Net income per unit -

Net income per unit is based upon the number of units outstanding at the end of the period. As of October 31, 2023 and 2022, there were 9,190,590 units of beneficial interest outstanding.

New accounting pronouncements –

The Trust is not aware of any recently issued, but not yet effective, accounting standards that would be expected to have a significant impact on the Trust's financial position or results of operations.

(2) Formation of the Trust:

The Trust was formed on September 10, 1975. As of September 30, 1975, the Company was liquidated and the remaining assets and liabilities of the Company, including its royalty rights, were transferred to the Trust. The Trust, on behalf of the owners of beneficial interest in the Trust, holds overriding royalty rights covering gas and oil production in certain concessions or leases in the Federal Republic of Germany. These rights are held under contracts with local German exploration and development subsidiaries of ExxonMobil Corp. and the Royal Dutch/Shell Group of Companies. Under these contracts, the Trust receives various percentage royalties on the proceeds of the sales of certain products from the areas involved. At the present time, royalties are received for sales of gas well gas, oil well gas, crude oil, condensate, and sulfur.

(3) Related party transactions:

John R. Van Kirk, the Managing Director of the Trust, provides office services to the Trust at cost. For such office services, the Trust reimbursed the Managing Director $10,524 and $5,256 in fiscal 2023 and 2022, respectively.

(4) Employee benefit plan:

The Trust has established a savings incentive match plan for employees (SIMPLE IRA) that is available to both employees of the Trust, one of whom is the Managing Director. The Trustees authorized the making of contributions by the Trust to the accounts of employees, on a matching basis, of up to 3% of cash compensation paid to each such employee for the 2023 and 2022 calendar years.

(5) Quarterly results (unaudited):

The tables below summarize the quarterly results and distributions of the Trust for the fiscal years ended October 31, 2023 and 2022:

Fiscal 2023 by Quarter and Year

	First	Second	Third	Fourth	Year
Royalties received	$9,765,883	$9,760,018	$2,490,778	($576)[1]	$22,016,103
Net income	$9,536,014	$9,504,566	$2,290,894	($157,959)[2]	$21,173,515
Net income per unit	$1.04	$1.03	$0.25	$0.00	$2.30
Distributions paid or to be paid	$9,190,590	$9,650,120	$1,930,024	$0	$20,770,734
Distributions per unit paid or to be paid to unit owners	$1.00	$1.05	$0.21	$0.00	$2.26

[1] At the end of each fiscal quarter, the Trust converts the Euro balance in its account at Deutsche Bank into dollars and includes this amount in the royalty income total. Since there was no royalty income for the fourth fiscal quarter and there was a loss on exchange, the total royalty income for the fourth fiscal quarter is a negative number.
[2] The negative net income is comprised of the negative royalty income minus the quarterly expenses plus interest income.

Fiscal 2022 by Quarter and Year

	First	Second	Third	Fourth	Year
Royalties received	$2,546,539	$3,773,568	$4,442,665	$7,037,347	$17,800,119
Net income	$2,351,819	$3,559,968	$4,292,607	$6,884,050	$17,088,446
Net income per unit	$0.26	$0.39	$0.47	$0.75	$1.86
Distributions paid or to be paid	$2,297,647	$3,492,424	$4,227,671	$6,801,037	$16,818,779
Distributions per unit paid or to be paid to unit owners	$0.25	$0.38	$0.46	$0.74	$1.83

Disclosure Controls and Procedures

The Trust maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed by the Trust is recorded, processed, summarized, accumulated, and communicated to its management, which consists of the Managing Director, to allow timely decisions regarding required disclosure, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. The Managing Director has performed an evaluation of the effectiveness of the design and operation of the Trust's disclosure controls and procedures as of October 31, 2023. Based on that evaluation, the Managing Director concluded that the Trust's disclosure controls and procedures were effective as of October 31, 2023.

Internal Control over Financial Reporting

Part A. Management's Report on Internal Control over Financial Reporting

The Trust's management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f)) for the Trust. There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time. Management has evaluated the Trust's internal control over financial reporting as of October 31, 2023. This assessment was based on criteria for effective internal control over financial reporting described in the standards promulgated by the Public Company Accounting Oversight Board and in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Trust's internal control over financial reporting was effective as of October 31, 2023.

NORTH EUROPEAN OIL ROYALTY TRUST

A copy of the Trust's Form 10-K Annual Report for fiscal 2023 as filed with the Securities and Exchange Commission will be sent upon written request to John R. Van Kirk, Managing Director, P.O. Box 187, Keene, New Hampshire 03431. In addition to the 2023 10-K, other pertinent filings and documents are available on the Trust's website: www.neort.com.

North European Oil Royalty Trust
P.O. Box 187
Keene, New Hampshire 03431
(732) 741-4008

IMPORTANT – 2023 TAX LETTER
RETAIN THIS LETTER FOR PREPARATION OF YOUR
2023 INCOME TAX RETURNS

January 2, 2024

To the Current and Former Unit Owners of
North European Oil Royalty Trust:

There are three parts to the tax letter. PART ONE applies to all unit owners. PART TWO applies to unit owners who have held their units for the entire year. PART THREE applies to unit owners who have held their units for only a portion of the year.

The following is provided to assist current and former unit owners of North European Oil Royalty Trust (the "Trust") to prepare their personal income tax returns for the tax year ended December 31, 2023. This letter serves to assist unit owners, and their tax professionals, in determining the accurate and true income from the Trust for income tax reporting purposes. Further, this letter is for informational purposes and neither the Trust nor Trust employees intend, nor may it be construed, for this letter to serve as either legal or tax advice. It is recommended that you seek the advice of your trusted tax professional or attorney should you require further guidance.

PART ONE – ALL UNIT OWNERS

To determine your proportional and, therefore, reportable, share of Trust income you must first know how many Trust units you owned during 2023, the periods during which you owned the units, and the cost or tax basis of the units. The information contained in this letter is applicable to those unit owners who held their units for either the entire year or only a portion of the year. Please note that Trust distributions are not dividends and should not be included on your income tax return as dividend income.

The Trust is considered a "grantor trust" for federal income tax purposes and each unit owner is deemed a "grantor" of the Trust. As such, unit owners realize income, in proportion to the owned units, when royalty income is paid to the Trust. Further, unit owners may deduct, from income, a proportional share of Trust expenses. Because realization of proportional Trust income and expenses is a time sensitive inquiry, you should not use the amount of quarterly Trust distributions received for income tax reporting purposes. Additionally, you should disregard the amounts listed on any 2023 Form 1099-Misc you receive from your broker or other nominee. The listed amounts are incomplete because they do not include your proportional share of Trust expenses and/or the cost depletion allowance.

Income and expenses should be reported on Federal Income Tax Form 1040, Schedule E. Royalty income is generally considered portfolio income under the passive loss rules enacted by the Tax Reform Act of 1986. Under Part I, Income or Loss from Rental Real Estate and Royalties, under Line 1b the type of property is royalties. Royalty income should be entered on Line 4, expenses should be entered on Line 19 as "miscellaneous Trust expenses" and the cost depletion deduction should be entered on Line 18. Interest income should be reported on the first page of Federal Income Tax Form 1040 on Line 2b, Taxable Interest. Some tax preparation computer programs ask for a tax identification number. North European Oil Royalty Trust's tax identification number is 22-2084119.

A unit owner may be entitled to cost depletion for tax reporting purposes. At the outset, in the first year of ownership, the unit owner's cost or tax basis for the units is the basis for computing cost depletion. In each subsequent year, the basis for computing cost depletion is that original cost less the cumulative amount of depletion previously taken.

The Trust retains Graves & Co. Consulting, LLC of Houston, Texas, a petroleum engineering company, to calculate the cost depletion percentage each year. The cost depletion percentage is calculated based upon computations of proved producing reserves estimated in accordance with accepted engineering analytical principles. Graves & Co. Consulting, LLC has recommended an annual cost depletion percentage of 8.8130% for the 2023 calendar year.

The IRS periodically changes the format for Schedule E (including the line numbers and descriptions), and may do so even after the date of this letter, so please make certain you follow the Form 1040 Schedule E directions carefully and enter the information on the correct lines.

The Trust's royalty income represents income from Germany. Although Germany does not tax the royalty income received by the Trust, this information should be considered if you have available foreign tax credits from other sources.

The Trust will submit this letter and the listing of unit owners during 2023 to the Internal Revenue Service. This list will contain names, addresses and tax ID or Social Security Numbers. You may wish to attach a copy of this letter to your tax returns.

This letter does not constitute legal or tax advice. Neither the Trust nor its employees may offer tax or legal advice relevant to your unique situation. The Trust recommends that you direct any questions to your tax advisor or attorney.

PART TWO – OWNERSHIP OF UNITS FOR THE ENTIRE YEAR

A. If you owned all your units for the entire year, you would calculate your royalty income by multiplying the number of units you owned by $1.9797. On Federal Income Tax Form 1040, Schedule E, royalty income should be entered on Line 4.

B. If you owned all your units for the entire year, you would calculate your expenses by multiplying the number of units you owned by $0.xxxx. On Federal Income Tax Form 1040, Schedule E, expenses should be entered on Line 19 as "miscellaneous Trust expenses."

C. If you owned all your units for the entire year, you would calculate your cost depletion deduction by multiplying your cost basis or adjusted cost basis by .088130. On the Federal Income Tax Form 1040, Schedule E, your cost depletion deduction should be entered on Line 18.

D. If you owned all your units for the entire year, you would calculate your interest income by multiplying the number of units you owned by $0.0xxx. On the first page of Federal Income Tax Form 1040, your interest income should be entered on Line 2b, Taxable interest.

PART THREE – OWNERSHIP OF UNITS FOR A PARTIAL YEAR

If you owned your units for only a portion of the year, you should use the charts and instructions on the following pages to determine your royalty income, royalty expenses, cost depletion deduction, and interest income.

ROYALTY INCOME PER UNIT FOR THE 2023 TAX YEAR

First month during which Units were owned:	Last month during which units were owned:											
	January	February	March	April	May	June	July	August	September	October	November	December
January	$0.6468	$0.9995	$1.3468	$1.7087	$1.7087	$1.7500	$1.9797	$1.9797	$1.9797	$1.9797	$1.9797	$1.9797
February		$0.3527	$0.7000	$1.0619	$1.0619	$1.1032	$1.3329	$1.3329	$1.3329	$1.3329	$1.3329	$1.3329
March			$0.3473	$0.7092	$0.7092	$0.7505	$0.9802	$0.9802	$0.9802	$0.9802	$0.9802	$0.9802
April				$0.3619	$0.3619	$0.4032	$0.6329	$0.6329	$0.6329	$0.6329	$0.6329	$0.6329
May					$0.0000	$0.0413	$0.2710	$0.2710	$0.2710	$0.2710	$0.2710	$0.2710
June						$0.0413	$0.2710	$0.2710	$0.2710	$0.2710	$0.2710	$0.2710
July							$0.2297	$0.2297	$0.2297	$0.2297	$0.2297	$0.2297
August								$0.0000	$0.0000	$0.0000	$0.0000	$0.0000
September									$0.0000	$0.0000	$0.0000	$0.0000
October										$0.0000	$0.0000	$0.0000
November											$0.0000	$0.0000
December												$0.0000

A. To determine your royalty income per unit for your period of ownership, place your finger on the chart above on the first month in the left-hand column during which you owned your units and slide your finger to the right until you reach the column showing the last month during which you owned your units. This figure should be multiplied by the number of units you owned during that period to calculate your royalty income. On Federal Income Tax Form 1040, Schedule E, royalty income should be entered on Line 4.

ROYALTY EXPENSES PER UNIT FOR THE 2023 TAX YEAR

First month during which Units were owned:	Last month during which units were owned:											
	January	February	March	April	May	June	July	August	September	October	November	December
January	$0.0061	$0.0221	$0.0347	$0.0401	$0.0566	$0.0595	$0.0653	$0.0730	$0.0787	$0.0838	$0.0929	$0.0
February		$0.0160	$0.0286	$0.0340	$0.0505	$0.0534	$0.0592	$0.0669	$0.0726	$0.0777	$0.0868	$0.0
March			$0.0126	$0.0180	$0.0345	$0.0374	$0.0432	$0.0509	$0.0566	$0.0617	$0.0708	$0.0
April				$0.0054	$0.0219	$0.0248	$0.0306	$0.0383	$0.0440	$0.0491	$0.0582	$0.0
May					$0.0165	$0.0194	$0.0252	$0.0329	$0.0386	$0.0437	$0.0528	$0.0
June						$0.0029	$0.0087	$0.0164	$0.0221	$0.0272	$0.0363	$0.0
July							$0.0058	$0.0135	$0.0192	$0.0243	$0.0334	$0.0
August								$0.0077	$0.0134	$0.0185	$0.0276	$0.0
September									$0.0057	$0.0108	$0.0199	$0.0
October										$0.0051	$0.0142	$0.0
November											$0.0091	$0.0
December												$0.0

B. To determine your royalty expenses per unit for your period of ownership, place your finger on the chart above on the first month in the left-hand column during which you owned your units and slide your finger to the right until you reach the column showing the last month during which you owned your units. This figure should be multiplied by the number of units you owned during that period to calculate your expenses. On Federal Income Tax Form 1040, Schedule E, expenses should be entered on Line 19 as "miscellaneous Trust expenses."

C. If you owned your units for only a portion of the year you must prorate the depletion percentage to reflect your period of ownership. In the same way that you calculated your royalty income per unit, place your finger on the Royalty Income per Unit Chart on the first month in the left-hand column during which you owned your units and slide your finger to the right until you reach the column showing the last month during which you owned your units. This figure should be divided by $1.9797. The resulting figure is then multiplied by .088130 to yield the prorated depletion percentage. Multiply this prorated depletion percentage by your cost basis or adjusted cost basis to calculate your cost depletion deduction. Your cost depletion deduction should be entered on Line 18 on the Federal Income Tax Form 1040, Schedule E.

INTEREST INCOME PER UNIT FOR THE 2023 TAX YEAR												
First month during which Units were owned:	Last month during which units were owned:											
	January	February	March	April	May	June	July	August	September	October	November	December
January	$0.0010	$0.0025	$0.0044	$0.0073	$0.0100	$0.0102	$0.0108	$0.0116	$0.0119	$0.0122	$0.0125	$0.0
February		$0.0015	$0.0034	$0.0063	$0.0090	$0.0092	$0.0098	$0.0106	$0.0109	$0.0112	$0.0115	$0.0
March			$0.0019	$0.0048	$0.0075	$0.0077	$0.0083	$0.0091	$0.0094	$0.0097	$0.0100	$0.0
April				$0.0029	$0.0056	$0.0058	$0.0064	$0.0072	$0.0075	$0.0078	$0.0081	$0.0
May					$0.0027	$0.0029	$0.0035	$0.0043	$0.0046	$0.0049	$0.0052	$0.0
June						$0.0002	$0.0008	$0.0016	$0.0019	$0.0022	$0.0025	$0.0
July							$0.0006	$0.0014	$0.0017	$0.0020	$0.0023	$0.0
August								$0.0008	$0.0011	$0.0014	$0.0017	$0.0
September									$0.0003	$0.0006	$0.0009	$0.0
October										$0.0003	$0.0006	$0.0
November											$0.0003	$0.0
December												$0.0

D. To determine your interest income per unit for your period of ownership, place your finger on the chart above on the first month in the left-hand column during which you owned your units and slide your finger to the right until you reach the column showing the last month during which you owned your units. This figure should be multiplied by the number of units you owned during that period to calculate your interest income. On the first page of Federal Income Tax Form 1040, interest income should be entered on Line 2b, Taxable interest.

This letter does not constitute legal or tax advice. Neither the Trust nor its employees may offer tax or legal advice relevant to your unique situation. If you dispose of some or all of your Trust units, you should consult your tax advisor as to the tax consequence of that disposition. The Trust recommends that you direct any questions to your tax advisor or attorney.

Most sincerely yours,

John R. Van Kirk
Managing Director

- 21 -